SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 24, 2017

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips’ Fourth Quarter and Annual Results 2016”, dated January 24, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 24th of January, 2017.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

Philips reports a 19% improvement in Adjusted EBITA to EUR 1 billion, net income of EUR 640 million and sales of EUR 7.2 billion in Q4, with the HealthTech portfolio growing at 5%

Amsterdam, January 24, 2017

Fourth-quarter highlights

•	Sales increased to EUR 7.2 billion, with comparable sales growth of 5% in the HealthTech portfolio and Group consolidated comparable sales growth of 3%

•	Adjusted EBITA amounted to EUR 1 billion, or 13.8% of sales, compared to 11.9% of sales in Q4 2015

•	EBITA totaled EUR 914 million, or 12.6% of sales, compared to 3.7% of sales in the same period of the previous year

•	Income from operations (EBIT) amounted to EUR 826 million, compared to EUR 162 million in Q4 2015

•	Net income amounted to EUR 640 million, compared to a net loss of EUR 39 million in Q4 2015

•	Operating cash flow totaled EUR 1.1 billion, compared to EUR 956 million in Q4 2015; free cash flow of EUR 843 million, compared to EUR 740 million in Q4 2015

•	Agreement signed to sell majority interest in the combined Lumileds and Automotive businesses

Full-year highlights

•	Sales increased to EUR 24.5 billion, with comparable sales growth of 5% in the HealthTech portfolio and Group consolidated comparable sales growth of 3%

•	Adjusted EBITA totaled EUR 2.6 billion, or 10.5% of sales, compared to 9.2% of sales in 2015

•	EBITA amounted to EUR 2.2 billion, or 9.1% of sales, compared to 5.7% of sales in the previous year

•	Income from operations (EBIT) amounted to EUR 1.9 billion, compared to EUR 992 million in 2015

•	Net income amounted to EUR 1.5 billion, compared to EUR 659 million in 2015

•	Operating cash flow totaled EUR 1.9 billion, compared to EUR 1.2 billion in 2015; free cash flow of EUR 1.1 billion, compared to EUR 325 million in 2015

•	Proposal to maintain dividend at EUR 0.80 per share

Frans van Houten, CEO:

“Our HealthTech portfolio‘s performance in the fourth quarter of 2016 demonstrates our strategic focus is delivering results. I am pleased with the 5% comparable sales growth and 190-basis-point improvement in the Adjusted EBITA margin to 15.3%, with growth and margin improvements in all segments of our HealthTech portfolio. For the full year, comparable sales growth of the HealthTech portfolio was also 5%, while the Adjusted EBITA margin showed continued improvement.

For the Group, comparable sales growth amounted to 3% in the fourth quarter, and operational improvements led to a 190-basis-point increase in the Adjusted EBITA margin.

Overall, 2016 was a defining year in which we successfully executed on our major strategic initiatives in the transformation of Philips into a focused leader in health technology, including the successful listing of Philips Lighting and securing a good future for the combined Lumileds and Automotive businesses. Operationally, we achieved significant improvements as we delivered 3% comparable sales growth for the year, an Adjusted EBITA margin increase of 130 basis points and an operating cash flow of EUR 1.9 billion for the Philips Group.

Our strong solutions capabilities resulted in a significant expansion of our long-term strategic partnerships, as we entered into 15 new multi-year contracts with an aggregate value of approximately EUR 900 million. I see many more opportunities for Philips to grow by leveraging our deep clinical and consumer insights to deliver innovative healthcare solutions to our customers. Philips’ transformation into a global leader in health technology is acknowledged by FTSE Group’s Industry Classification Benchmark’s recent reclassification of our share to the Health Care industry.

Our products and related services are subject to various regulations and standards. We are committed to quality and over the last years we have made investments to enable significant progress in this area. We are currently in discussions on a civil matter with the US Department of Justice representing the US Food and Drug Administration, arising from past inspections in and before 2015, focusing primarily on our external defibrillator business in the US. While discussions have not yet concluded, we anticipate a meaningful impact on the operations of this business.

Despite this matter and elevated uncertainty in the markets in which we operate, we will continue to improve our underlying performance and target to deliver 4-6% comparable sales growth and, on average, a 100-basis-point improvement in Adjusted EBITA per year for the next three to four years.”

HealthTech

“Our Accelerate! transformation program continued to deliver operational improvements across our businesses. We are pleased that our growth initiatives - such as the successful integration of Volcano - continue to pay off, contributing to the 5% comparable sales growth and significant margin expansion across all our segments.”

In the fourth quarter, the Personal Health businesses grew by 7% on a comparable basis, with growth across the portfolio, led by double-digit growth in Health & Wellness and high-single-digit growth in Domestic Appliances; the Adjusted EBITA margin improved by 100 basis points. The Diagnosis & Treatment businesses posted comparable sales growth of 3%, and the Adjusted EBITA margin improved by 280 basis points, driven by Image-Guided Therapy and Diagnostic Imaging. In the Connected Care & Health Informatics businesses, comparable sales increased 4%, driven by mid-single-digit growth in Patient Care & Monitoring Solutions and Population Health Management, and the Adjusted EBITA margin improved by 50 basis points.

Following strong equipment-order intake growth in the third quarter, order intake in the fourth quarter on a currency-comparable basis was in line with 2015’s very strong fourth quarter, as expected by the company. Of the various long-term strategic partnership agreements that were signed in the fourth quarter, Philips only includes near-term business in the calculation of the order intake, as per company policy.

•	Building on Philips’ strategy of forging long-term strategic partnerships, the company signed four such partnerships in the fourth quarter. For example, Philips signed a 10-year EUR 74 million agreement with Russia’s Expert Group of Companies to provide solutions combining advanced imaging systems with clinical informatics to improve cardiac care. Philips also signed a 15-year agreement with Banner Health in the US to provide imaging, patient monitoring and telehealth solutions to optimize patient care in the hospital and at home.

•	At RSNA 2016, the world’s largest radiology meeting, Philips launched new data-driven, intelligent solutions to improve operational efficiencies and enhance diagnostics and patient care. These include PerformanceBridge, a new suite of operational performance improvement software and services for radiology departments, and IIlumeo Adaptive Intelligence and IntelliSpace Portal 9.0, advanced informatics and visual analysis solutions with machine-learning capabilities to support the physician.

•	Expanding its global leadership in patient monitoring solutions beyond acute care settings, Philips launched the latest version of its IntelliVue Guardian solution in Europe. This solution comprises smart devices including wearable biosensors, clinical decision support software and services. It is designed to aid clinicians in the early recognition of patient deterioration in the hospital’s general wards, allowing timely intervention and avoiding adverse events, unplanned transfers back to the ICU and longer lengths of hospitalization.

•	Reflecting the focus on locally relevant value propositions and leveraging digital capabilities, the Personal Health businesses posted strong double-digit online sales growth in China. This was driven by significant growth in the Oral Healthcare and Air businesses, where Philips is the number one brand in China.

•	Building on the success of Philips’ integrated Dream Family solution in the US, Europe and Japan, the company introduced the Philips DreamStation Go portable CPAP solution. DreamStation Go is a compact and lightweight device designed to provide sleep therapy for travelers with obstructive sleep apnea.

2	Quarterly report 2016 - Q4

•	Demonstrating its continued leadership in ultrasound imaging solutions, Philips received the ‘2016 Best in KLAS’ award in the Ultrasound category. KLAS, a leading global research firm, recognizes companies with the Best in KLAS award for outstanding innovation and contributions to improved patient outcomes based on the past 12 months’ performance ratings.

Philips Lighting

In the fourth quarter, Adjusted EBITA improved by 180 basis points to 9.8% of sales, while comparable sales declined by 3% and free cash flow amounted to EUR 272 million. Full details about the financial performance of Philips Lighting in the fourth quarter were published on January 23, 2017. The related report can be accessed here. Following the listing of Philips Lighting in Amsterdam, Philips holds a 71.225% stake with the aim of fully selling down over the next several years. As the majority shareholder in Philips Lighting, Philips continues to consolidate the financial results of Philips Lighting.

Philips Group Other

Group cost savings

In the fourth quarter, overhead cost savings amounted to EUR 47 million, the Design for Excellence (DfX) program generated EUR 163 million of incremental procurement savings, and the End2End process improvement program achieved EUR 52 million in productivity gains. In 2016, the three cost savings programs all delivered ahead of plan. The company achieved EUR 269 million of gross savings in overhead costs, EUR 418 million of gross savings in procurement, and EUR 204 million of productivity savings from the End2End program.

Sale of Lumileds & Automotive

Philips has signed an agreement to sell an 80.1% interest in the combined Lumileds and Automotive businesses to certain funds managed by affiliates of Apollo Global Management, LLC. Philips will retain the remaining 19.9% interest. The transaction is expected to be completed in the first half of 2017, subject to customary closing conditions, including the relevant regulatory approvals.

Miscellaneous

On December 20, 2016, Philips announced its intention to redeem the outstanding 5.750% Notes due 2018 with an aggregate principal amount of USD 1.25 billion. The transaction was completed on January 20, 2017 and resulted in a charge in the fourth quarter of 2016 of USD 66 million (EUR 62 million), reflected in the Financial income and expenses line on the income statement. The cash outflow in the first quarter of 2017 will be USD 1,314 million (approximately EUR 1,247 million) excluding accrued interest. The transaction contributes to Philips’ plan to reduce its annual interest expenses by approximately EUR 100 million.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Quarterly report 2016 - Q4	3

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q4 2015	Q4 2016

Sales	7,095	7,240
Nominal sales growth	9%	2%
Comparable sales growth	2%	3%
Income from operations (EBIT)	162	826
as a % of sales	2.3%	11.4%
Adjusted EBITA	842	1,001
as a % of sales	11.9%	13.8%
EBITA	263	914
as a % of sales	3.7%	12.6%
Financial expenses, net	(128)	(78)
Income taxes	(152)	(198)
Investments in associates	6	—
Income from continuing operations	(112)	550
Discontinued operations	73	90
Net income	(39)	640
Net income attributable to shareholders per common share (in EUR) - diluted	(0.05)	0.67

Sales per geographic cluster

in millions of EUR unless otherwise stated

	Q4	Q4	% change
	2015	2016	nominal	comparable

Western Europe	1,767	1,772	0%	3%
North America	2,327	2,353	1%	1%
Other mature geographies	493	582	18%	9%

Total mature geographies	4,587	4,707	3%	3%
Growth geographies	2,508	2,533	1%	4%

Philips	7,095	7,240	2%	3%
•	Comparable sales growth was driven by 5% growth in the HealthTech portfolio, partly offset by a 3% decline in Lighting.

•	Currency-comparable order intake was flat year-on-year, on the back of double-digit comparable growth in Q4 2015. The Connected Care & Health Informatics businesses recorded low-single-digit growth and the Diagnosis & Treatment businesses posted a low-single-digit decline.

•	Adjusted EBITA improved by EUR 159 million and the margin improved by 190 basis points compared to Q4 2015. The improvement was mainly attributable to higher volumes and cost productivity, partly offset by higher expenditure for growth initiatives and innovation.

•	Restructuring and acquisition-related charges amounted to EUR 91 million, compared to EUR 150 million in Q4 2015. Q4 2016 EBITA also included EUR 31 million of charges related to the separation of the Lighting business, a EUR 46 million gain from the settlement of a pension-related claim, a EUR 26 million impairment of real estate assets, and a EUR 15 million net release of provisions. Q4 2015 EBITA also included charges of EUR 345 million for settlements mainly related to pension de-risking, EUR 86 million relating to the separation of the Lighting business, EUR 35 million related to the devaluation of the Argentine peso, and a EUR 37 million gain on the sale of real estate assets.

•	Net financial expenses decreased by EUR 50 million year-on-year, mainly due to a release of an interest provision related to the Masimo litigation, partly offset by financial charges related to the January 2017 bond redemption, as well as Q4 2015’s valuation allowances charges.

•	Income tax expense was EUR 46 million higher than in Q4 2015, mainly due to higher earnings, partly offset by one-off tax benefits in Q4 2016.

•	Net income from discontinued operations increased by EUR 17 million year-on-year, mainly due to improved operational performance in the combined businesses of Lumileds and Automotive.

•	Net income increased by EUR 679 million compared to Q4 2015, driven by improved income from operations.

•	Comparable sales growth in mature geographies reflected low-single-digit growth in Western Europe and North America, and high-single-digit growth in other mature geographies. In growth geographies, comparable sales growth was largely driven by double-digit growth in Latin America and mid-single-digit growth in China.

•	Currency-comparable order intake in growth geographies showed high-single-digit growth, driven by Latin America. North America recorded low-single-digit growth, while Western Europe posted a double-digit decline compared to double-digit growth in Q4 2015.

4	Quarterly report Q4 2016

Cash balance in millions of EUR
	Q4 2015	Q4 2016

Beginning cash balance	1,025	1,859
Free cash flow	740	843
Net cash flows from operating activities	956	1,076
Net capital expenditures	(216)	(233)
Other cash flows from investing activities	—	8
Treasury shares transactions	(101)	(60)
Changes in debt	44	(458)
Other cash flow items	(9)	29
Net cash flows from discontinued operations	67	113

Ending cash balance	1,766	2,334
•	The net cash flows from operating activities increased by EUR 120 million, mainly due to improvements in income from operations, partly offset by a EUR 280 million outflow related to the Masimo agreements and a EUR 91 million premium payment related to the October 2016 bond redemption.

•	Changes in debt reflected a EUR 431 million outflow related to the October 2016 bond redemption and a further debt re-payment in November 2016.

•	As of October 20, 2016, Philips had completed the 3-year EUR 1.5 billion share buy-back program.

Quarterly report Q4 2016	5

Performance per segment

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q4 2015	Q4 2016

Sales	2,041	2,165
Sales growth
Nominal sales growth	9%	6%
Comparable sales growth	4%	7%
Income from operations (EBIT)	266	347
as a % of sales	13.0%	16.0%
Adjusted EBITA	351	394
as a % of sales	17.2%	18.2%
EBITA	303	381
as a % of sales	14.8%	17.6%

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q4 2015	Q4 2016

Sales	1,975	2,032
Sales growth
Nominal sales growth	17%	3%
Comparable sales growth	5%	3%
Income from operations (EBIT)	155	260
as a % of sales	7.8%	12.8%
Adjusted EBITA	221	284
as a % of sales	11.2%	14.0%
EBITA	173	269
as a % of sales	8.8%	13.2%

Connected Care & Health Informatics businesses

Key data

in millions of EUR unless otherwise stated

	Q4 2015	Q4 2016

Sales	916	955
Sales growth
Nominal sales growth	12%	4%
Comparable sales growth	3%	4%
Income from operations (EBIT)	112	171
as a % of sales	12.2%	17.9%
Adjusted EBITA	165	177
as a % of sales	18.0%	18.5%
EBITA	127	184
as a % of sales	13.9%	19.3%
•	Comparable sales growth was driven by double-digit growth in Health & Wellness, high-single-digit growth in Domestic Appliances and mid-single-digit growth in Sleep & Respiratory Care and Personal Care.

•	Comparable sales in mature geographies showed high-single-digit growth, driven by double-digit growth in Western Europe and high-single-digit growth in North America, partly offset by a low-single-digit decline in other mature geographies. Growth geographies recorded mid-single-digit growth, reflecting double-digit growth in China, Central & Eastern Europe and Middle East & Turkey and a double-digit decline in India.

•	Adjusted EBITA increased by EUR 43 million and the margin improved by 100 basis points compared to Q4 2015. The increase was attributable to higher volumes and cost productivity.

•	Restructuring and acquisition-related charges were EUR 13 million, compared to EUR 35 million of restructuring charges and EUR 13 million of charges related to the devaluation of the Argentine peso in Q4 2015. In Q1 2017, restructuring and acquisition-related charges are expected to total approximately EUR 5 million.

•	Comparable sales growth was driven by double-digit growth in Image-Guided Therapy, partly offset by a low-single-digit decline in Ultrasound, while Diagnostic Imaging was in line with Q4 2015.

•	Comparable sales in growth geographies showed mid-single- digit growth, reflecting double-digit growth in Latin America and flat year-on-year growth in China. Mature geographies recorded low-single-digit growth, driven by mid-single-digit growth in North America and low-single-digit growth in other mature geographies, partly offset by a low-single-digit decline in Western Europe.

•	Adjusted EBITA increased by EUR 63 million and the margin improved by 280 basis points year-on-year, driven by Image-Guided Therapy and Diagnostic Imaging.

•	Restructuring and acquisition-related charges were EUR 15 million, compared to EUR 41 million in Q4 2015. EBITA in Q4 2015 also included EUR 7 million of charges related to the devaluation of the Argentine peso. In Q1 2017, restructuring and acquisition-related charges are expected to total approximately EUR 25 million.

•	Comparable sales growth was driven by mid-single-digit growth in Patient Care & Monitoring Solutions and Population Health Management, partly offset by a low-single-digit decline in Healthcare Informatics, Solutions & Services.

•	Comparable sales in mature geographies showed mid-single- digit growth, driven by double-digit growth in Western Europe and other mature geographies. North America posted low-single-digit growth. Growth geographies showed a mid-single-digit decline, reflecting a double-digit decline in China and Middle East & Turkey, partly offset by double-digit growth Latin America.

•	Adjusted EBITA increased by EUR 12 million and the margin improved by 50 basis points year-on-year, mainly driven by higher volumes, partly offset by higher expenditure on innovation.

6	Quarterly report Q4 2016

HealthTech Other

Key data

in millions of EUR

	Q4 2015	Q4 2016

Sales	126	153
Income from operations (EBIT)	7	(87)
Adjusted EBITA	(30)	(29)
IP Royalties	55	95
Emerging Businesses	(18)	(18)
Innovation	(30)	(43)
Central costs	(37)	(61)
Other	—	(2)
EBITA	12	(83)

Lighting

Key data

in millions of EUR unless otherwise stated1)

	Q4 2015	Q4 2016

Sales	2,037	1,934
Sales growth
Nominal sales growth	3%	(5)%
Comparable sales growth	(2)%	(3)%
Income from operations (EBIT)	78	136
as a % of sales	3.8%	7.0%
Adjusted EBITA	162	190
as a % of sales	8.0%	9.8%
EBITA	105	163
as a % of sales	5.2%	8.4%

1)	The Lighting segment results differ from the stand-alone Philips Lighting reporting mainly due to the exclusion of intercompany sales and the reporting within Legacy Items of Philips Lighting separation costs incurred in Q4 2016.

Legacy Items

Income from operations (EBIT)

in millions of EUR

	Q4 2015	Q4 2016

Separation costs	(86)	(31)
Other	(369)	30

Income from operations (EBIT)	(456)	(1)

Discontinued operations

Net income of discontinued operations

in millions of EUR

	Q4 2015	Q4 2016

The combined Lumileds and Automotive businesses	74	89
Other	(1)	1

Net income of discontinued operations	73	90
•	EBITA included EUR 8 million of restructuring and acquisition- related charges and a EUR 15 million net release of provisions, compared to EUR 37 million of restructuring and acquisition- related charges in Q4 2015. Restructuring and acquisition- related charges are expected to total approximately EUR 10 million in Q1 2017.

•	Sales reflected EUR 30 million higher royalty income due to one-time patent license deals.

•	The Adjusted EBITA was in line with Q4 2015 and reflected higher royalty income due to one-time patent license deals, partly offset by investments in innovation, brand campaigns and cyber security.

•	EBITA included restructuring and acquisition-related charges of EUR 28 million and a EUR 26 million impairment of real estate assets. EBITA in Q4 2015 included a net restructuring release of EUR 5 million and a EUR 37 million gain related to the sale of real estate assets. In Q1 2017, restructuring and acquisition-related charges are expected to be negligible.

•	Comparable sales reflected double-digit growth in LED and high-single-digit growth in Home, which was more than offset by a double-digit decline in Lamps and flat year-on-year growth in Professional.

•	Total LED lighting sales grew 16% year-on-year and now represent 59% of total Lighting sales.

•	Adjusted EBITA continued to improve year-on-year. The EUR 28 million increase and the margin improvement by 180 basis points was mainly attributable to procurement savings, increased productivity and cost reduction programs, partly offset by price erosion.

•	Restructuring and acquisition-related charges were EUR 28 million, compared to EUR 43 million in Q4 2015. EBITA in Q4 2015 also included EUR 14 million of charges related to the devaluation of the Argentine peso. For information regarding the restructuring and acquisition-related charges guidance for 2017, please refer to the Philips Lighting Q4 2016 press release.

•	Income from operations (EBIT) mainly included EUR 31 million of charges related to the separation of the Lighting business, EUR 9 million of stranded costs related to the combined Lumileds and Automotive businesses, as well as a EUR 46 million gain from the settlement of a pension-related claim. EBIT in Q4 2015 included EUR 345 million of settlements mainly related to pension de-risking.

•	Charges related to the separation of the Lighting business are expected to total approximately EUR 20 million in Q1 2017.

•	Net income of the combined businesses of Lumileds and Automotive increased by EUR 15 million, mainly due to higher sales and improvements in gross margins.

•	Philips has signed an agreement to sell an 80.1% interest in the combined Lumileds and Automotive businesses to certain funds managed by affiliates of Apollo Global Management, LLC. Philips will retain the remaining 19.9% interest. The transaction is expected to be completed in the first half of 2017, subject to customary closing conditions, including the relevant regulatory approvals.

Quarterly report Q4 2016	7

Adjusted EBITA and EBITA - HealthTech portfolio segments

Personal Health businesses

Adjusted EBITA

in millions of EUR unless otherwise stated

EBITA

in millions of EUR unless otherwise stated

Diagnosis & Treatment businesses

Adjusted EBITA

in millions of EUR unless otherwise stated

EBITA

in millions of EUR unless otherwise stated

Connected Care & Health Informatics businesses

Adjusted EBITA

in millions of EUR unless otherwise stated

EBITA

in millions of EUR unless otherwise stated

8	Quarterly report Q4 2016

Proposed distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 11, 2017, to declare a distribution of EUR 0.80 per common share (up to EUR 745 million), in cash or shares at the option of the shareholder, against the net income for 2016.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 12, 2017 and May 15, 2017 at the New York Stock Exchange and Euronext Amsterdam respectively. In compliance with the listing requirements of the New York Stock Exchange and the stock market of Euronext Amsterdam, the dividend record date will be May 16, 2017.

Shareholders will be given the opportunity to make their choice between cash and shares between May 17, 2017 and June 9, 2017. If no choice is made during this election period the dividend will be paid in cash. On June 9, 2017 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares Koninklijke Philips N.V. at Euronext Amsterdam on June 7, 8 and 9, 2017. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to the gross dividend in cash. The ratio and the number of shares to be issued will be announced on June 13, 2017. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 14, 2017.

Further details will be given in the agenda for the 2017 Annual General Meeting of Shareholders. All dates mentioned remain provisional until then.

Quarterly report Q4 2016	9

Full-year highlights

Philips performance

Key data

in millions of EUR unless otherwise stated

	January to December
	2015	2016

Sales	24,244	24,516
Nominal sales growth	13%	1%
Comparable sales growth	2%	3%
Income from operations (EBIT)	992	1,882
as a % of sales	4.1%	7.7%
Adjusted EBITA	2,240	2,568
as a % of sales	9.2%	10.5%
EBITA	1,372	2,235
as a % of sales	5.7%	9.1%
Financial expenses, net	(369)	(493)
Income taxes	(239)	(327)
Investments in associates	30	13
Income from continuing operations	414	1,075
Discontinued operations	245	416
Net income	659	1,491
Net income attributable to shareholders per common share (in EUR) - diluted	0.70	1.56
•	Comparable sales growth was driven by 5% growth in the HealthTech portfolio, partly offset by a 2% decline in Lighting.

•	Currency-comparable order intake showed 1% growth, gaining momentum in the second half of the year with growth at 3%. The Connected Care & Health Informatics businesses achieved mid-single-digit growth and the Diagnosis & Treatment businesses posted a low-single-digit decline. On a geographic basis, growth geographies achieved high-single-digit growth, mainly due to double-digit growth in China and Latin America. North America was in line with 2015, Western Europe posted a high-single-digit decline, and other mature geographies posted a mid-single-digit decline.

•	Adjusted EBITA improved by EUR 328 million and the margin improved by 130 basis points compared to 2015. The improvement was mainly attributable to higher volumes and cost productivity, partly offset by higher expenditure for growth initiatives and innovation.

•	Restructuring and acquisition-related charges amounted to EUR 213 million, compared to EUR 283 million in 2015. EBITA in 2016 also included EUR 152 million of charges related to the separation of the Lighting business, a EUR 26 million impairment of real estate assets, a EUR 12 million net release of provisions and a EUR 46 million gain from the settlement of a pension-related claim. EBITA in 2015 also included charges of EUR 183 million related to the separation of the Lighting business, EUR 345 million mainly related to settlements for pension de-risking, EUR 35 million related to the devaluation of the Argentine peso, EUR 31 million relating to legal provisions, EUR 28 million related to the currency revaluation of the provision for the Masimo litigation, and a EUR 37 million gain related to the sale of real estate assets.

•	Net financial expenses increased by EUR 124 million year-on-year, mainly due to charges related to the notes redeemed in October 2016 and January 2017, partly offset by lower interest expense on pension liabilities.

•	Income tax expense was EUR 88 million higher year-on-year, mainly due to higher earnings, partly offset by one-off tax benefits in 2016.

•	Investments in associates showed a year-on-year decrease of EUR 17 million, mainly due to a gain from the sale of Assembléon Technologies B.V. in 2015.

•	Net income from discontinued operations increased by EUR 171 million year-on-year, mainly due to the Funai arbitration award and to improved operational performance in the combined businesses of Lumileds and Automotive.

•	Net income increased by EUR 832 million compared to 2015, driven by improved performance in the HealthTech portfolio and in Lighting as well as the Funai arbitration award, partly offset by higher financial expenses and tax charges.

10	Quarterly report Q4 2016

Performance per segment

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	January to December
	2015	2016

Sales	6,751	7,099
Sales growth
Nominal sales growth	14%	5%
Comparable sales growth	5%	7%
Income from operations (EBIT)	736	953
as a % of sales	10.9%	13.4%
Adjusted EBITA	966	1,108
as a % of sales	14.3%	15.6%
EBITA	885	1,092
as a % of sales	13.1%	15.4%

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	January to December
	2015	2016

Sales	6,484	6,686
Sales growth
Nominal sales growth	23%	3%
Comparable sales growth	6%	4%
Income from operations (EBIT)	322	546
as a % of sales	5.0%	8.2%
Adjusted EBITA	515	631
as a % of sales	7.9%	9.4%
EBITA	377	594
as a % of sales	5.8%	8.9%

Connected Care & Health Informatics businesses

Key data

in millions of EUR unless otherwise stated

	January to December
	2015	2016

Sales	3,022	3,158
Sales growth
Nominal sales growth	13%	5%
Comparable sales growth	0%	4%
Income from operations (EBIT)	173	275
as a % of sales	5.7%	8.7%
Adjusted EBITA	294	324
as a % of sales	9.7%	10.3%
EBITA	227	322
as a % of sales	7.5%	10.2%
•	Comparable sales growth was driven by double-digit growth in Health & Wellness and mid-single-digit growth in Personal Care, Sleep & Respiratory Care and Domestic Appliances.

•	Comparable sales in growth geographies showed high-single- digit growth, reflecting double-digit growth in Central & Eastern Europe and Middle East & Turkey and mid-single-digit growth in China. Mature geographies recorded high-single- digit growth, driven by high-single-digit growth in Western Europe, mid-single-digit growth in North America and low- single-digit growth in other mature geographies.

•	Adjusted EBITA increased by EUR 142 million and the margin improved by 130 basis points compared to 2015. The increase was attributable to higher volumes and cost productivity.

•	Restructuring and acquisition-related charges were EUR 16 million, compared to EUR 37 million in 2015. EBITA in 2015 also included charges of EUR 31 million relating to legal provisions and charges of EUR 13 million related to the devaluation of the Argentine peso.

•	Comparable sales growth was driven by double-digit growth in Image-Guided Therapy and low-single-digit growth in Diagnostic Imaging, while Ultrasound was in line with 2015.

•	Comparable sales in growth geographies showed double-digit growth, reflecting double-digit growth in Latin America and India and high-single-digit growth in China. Mature geographies were in line with 2015, driven by low-single-digit growth in Western Europe, partly offset by a low-single-digit decline in other mature geographies. North America was in line with 2015.

•	Adjusted EBITA increased by EUR 116 million and the margin improved by 150 basis points year-on-year, driven by Image- Guided Therapy and Diagnostic Imaging.

•	Restructuring and acquisition-related charges were EUR 37 million, compared to EUR 131 million in 2015. EBITA in 2015 also included charges of EUR 7 million related to the devaluation of the Argentine peso.

•	Comparable sales growth was driven by mid-single-digit growth in Patient Care & Monitoring Solutions and low-single- digit growth in Healthcare Informatics, Solutions & Services, partly offset by a low-single-digit decline in Population Health Management.

•	Comparable sales in growth geographies showed low-single- digit growth, mainly driven by double-digit growth in Africa and high-single-digit growth in Latin America, partly offset by a double-digit decline in China. Mature geographies achieved mid-single-digit growth, driven by high-single-digit growth in North America and other mature geographies, partly offset by a low-single-digit decline in Western Europe.

•	Adjusted EBITA improved by EUR 30 million and the margin increased by 60 basis points year-on-year, mainly driven by higher volumes, partly offset by higher expenditure on innovation.

•	Restructuring and acquisition-related charges amounted to EUR 14 million, compared to EUR 38 million in 2015. EBITA in 2016 also included a EUR 12 million net release of provisions. EBITA in 2015 also included a EUR 28 million charge related to the currency revaluation of the Masimo provision.

Quarterly report Q4 2016	11

Health Tech Other

Key data

in millions of EUR

	January to December
	2015	2016

Sales	503	478
Income from operations (EBIT)	49	(129)
Adjusted EBITA	8	(66)
IP Royalties	284	286
Emerging Businesses	(63)	(83)
Innovation	(123)	(124)
Central costs	(83)	(137)
Other	(7)	(8)
EBITA	64	(120)

Lighting

Key data

in millions of EUR unless otherwise stated1)

	January to December
	2015	2016

Sales	7,438	7,094
Sales growth
Nominal sales growth	8%	(5)%
Comparable sales growth	(3)%	(2)%
Income from operations (EBIT)	334	432
as a % of sales	4.5%	6.1%
Adjusted EBITA	552	647
as a % of sales	7.4%	9.1%
EBITA	441	542
as a % of sales	5.9%	7.6%

1)	The Lighting segment results differ from the stand-alone Philips Lighting reporting mainly due to the exclusion of intercompany sales and the reporting within Legacy Items of Philips Lighting separation costs incurred in 2016.

Legacy Items

Income from operations (EBIT)

in millions of EUR

	January to December
	2015	2016

Separation costs	(183)	(152)
Other	(439)	(43)

Income from operations (EBIT)	(622)	(195)

Discontinued operations

Net income of discontinued operations

in millions of EUR

	January to December
	2015	2016

The combined Lumileds and Automotive businesses	246	282
Other	(1)	134

Net income of discontinued operations	245	416
•	Sales reflected EUR 38 million lower royalty income due to the foreseen expiration of licenses, partly offset by one-time patent license deals and strong double-digit growth in Emerging Businesses.

•	The Adjusted EBITA decline was mainly attributable to investments in Emerging Businesses, brand campaigns and cyber security.

•	EBITA included restructuring and acquisition-related charges of EUR 28 million and a EUR 26 million impairment of real estate assets. EBITA in 2015 included a net restructuring release of EUR 19 million and a EUR 37 million gain related to the sale of real estate assets.

•	Comparable sales reflected double-digit growth in LED and Home, which was more than offset by a double-digit decline in Lamps and a low-single-digit decline in Professional.

•	Adjusted EBITA continued to improve year-on-year. The EUR 95 million increase was mainly attributable to cost reduction programs and an increase in gross margin.

•	Restructuring and acquisition-related charges were EUR 119 million, compared to EUR 97 million in 2015. EBITA in 2016 also included a gain of EUR 14 million related to a release of provisions originating from the separation activities. EBITA in 2015 also included EUR 14 million of charges related to the devaluation of the Argentine peso.

•	Income from operations (EBIT) mainly included EUR 152 million of charges related to the separation of the Lighting business, a EUR 14 million charge related to provisions originating from the separation of the Lighting business, EUR 9 million of costs of addressing legacy issues related to environmental provisions, EUR 4 million of pension costs, EUR 36 million of stranded costs related to the combined Lumileds and Automotive businesses, EUR 11 million of charges related to various provisions, as well as a EUR 46 million gain from the settlement of a pension-related claim. EBIT in 2015 included EUR 345 million of settlements mainly related to pension de-risking.

•	Net income of the combined businesses of Lumileds and Automotive increased by EUR 36 million, mainly due to higher sales and improvements in gross margins.

•	The increase in Other discontinued operations mainly relates to the Funai arbitration award.

12	Quarterly report Q4 2016

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: domestic and global economic and business conditions; developments within the euro zone; the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; the ability to develop and market new products; changes in legislation; legal claims; changes in exchange and interest rates; changes in tax rates; pension costs and actuarial assumptions; raw materials and employee costs; the ability to identify and complete successful acquisitions, and to integrate those acquisitions into the business; the ability to successfully exit certain businesses or restructure the operations; the rate of technological changes; political, economic and other developments in countries where Philips operates; industry consolidation and competition; and the state of international capital markets as they may affect the timing and nature of the dispositions by Philips of its interests in Philips Lighting and the combined Lumileds and Automotive businesses. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2015.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-GAAP financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in the Annual Report 2015.

Use of fair-value measurements

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2015. Independent valuations may have been obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2015, unless otherwise stated.

Prior-period financial statements have been restated to reflect a reclassification of net defined-benefit post-employment plan obligations to Long-term provisions in accordance with the accounting policies as stated in the Semi-annual Report of 2016.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Quarterly report Q4 2016	13

Condensed consolidated statements of income

Condensed consolidated statements of income

in millions of EUR unless otherwise stated

	Q4		January to December
	2015	2016	2015	2016

Sales	7,095	7,240	24,244	24,516
Cost of sales	(4,272)	(4,035)	(14,388)	(13,904)

Gross margin	2,823	3,205	9,856	10,612
Selling expenses	(1,644)	(1,632)	(5,815)	(5,888)
General and administrative expenses	(530)	(219)	(1,209)	(845)
Research and development expenses	(537)	(536)	(1,927)	(2,021)
Impairment of goodwill	1		—	(3)
Other business income	64	20	137	68
Other business expenses	(15)	(12)	(50)	(41)

Income from operations	162	826	992	1,882
Financial income	27	22	98	76
Financial expenses	(155)	(100)	(467)	(569)

Income before taxes	34	748	623	1,389
Income taxes	(152)	(198)	(239)	(327)

Income after taxes	(118)	550	384	1,062
Investments in associates, net of income taxes	6	0	30	13

Income from continuing operations	(112)	550	414	1,075
Discontinued operations, net of income taxes	73	90	245	416

Net income	(39)	640	659	1,491
Attribution of net income for the period
Net income attributable to Koninklijke Philips N.V. shareholders	(45)	626	645	1,448

Net income attributable to non-controlling interests	6	14	14	43
Earnings per common share attributable to shareholders
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	919,297	923,018	916,087	918,016
- diluted	926,260	933,552	923,625	928,789
Net income attributable to shareholders per common share in EUR:
- basic	(0.05)	0.68	0.70	1.58
- diluted	(0.05)	0.67	0.70	1.56

14	Quarterly report Q4 2016

Condensed consolidated balance sheets

Condensed consolidated balance sheets

in millions of EUR

	December 31, 2015	December 31, 2016

Non-current assets:
Property, plant and equipment	2,322	2,155
Goodwill	8,523	8,898
Intangible assets excluding goodwill	3,693	3,552
Non-current receivables	191	155
Investments in associates	181	190
Other non-current financial assets	489	335
Non-current derivative financial assets	58	59
Deferred tax assets	2,758	2,792
Other non-current assets	68	92

Total non-current assets	18,283	18,228

Current assets:
Inventories	3,463	3,392
Other current financial assets	12	101
Other current assets	444	486
Current derivative financial assets	103	101
Income tax receivable	114	154
Receivables	4,982	5,327
Assets classified as held for sale	1,809	2,180
Cash and cash equivalents	1,766	2,334

Total current assets	12,693	14,075

Total assets	30,976	32,303

Equity
Shareholders’ equity	11,662	12,601
Non-controlling interests	118	907

Group equity	11,780	13,508

Non-current liabilities:
Long-term debt	4,095	4,021
Non-current derivative financial liabilities	695	590
Long-term provisions	3,471	2,926
Deferred tax liabilities	164	66
Other non-current liabilities	812	719

Total non-current liabilities	9,237	8,322

Current liabilities:
Short-term debt	1,665	1,585
Current derivative financial liabilities	238	283
Income tax payable	116	146
Accounts payable	2,673	2,848
Accrued liabilities	2,815	3,034
Short-term provisions	772	680
Liabilities directly associated with assets held for sale	407	525
Other current liabilities	1,273	1,372

Total current liabilities	9,959	10,473

Total liabilities and group equity	30,976	32,303

Quarterly report Q4 2016	15

Condensed consolidated statements of cash flows

Condensed consolidated statements of cash flows

in millions of EUR

	Q4		January to December
	2015	2016	2015	2016
Cash flows from operating activities
Net income	(39)	640	659	1,491
Results of discontinued operations - net of income tax	(73)	(90)	(245)	(416)
Adjustments to reconcile net income to net cash of operating activities:
Depreciation, amortization and impairments of fixed assets	355	352	1,281	1,267
Impairment of goodwill and other non-current financial assets	43	4	48	29
Net loss (gain) on sale of assets	(47)	(12)	(110)	(15)
Interest income	(13)	(14)	(48)	(49)
Interest expense on debt, borrowings and other liabilities	72	82	278	310
Income taxes	152	198	239	327
Results from investments in associates	(7)	—	(10)	(13)
Decrease (increase) in working capital:	647	384	29	394
Decrease (increase) in receivables and other current assets	(67)	(409)	161	(220)
Decrease (increase) in inventories	618	447	22	44
Increase (decrease) in accounts payable, accrued and other liabilities	96	346	(154)	570
Decrease (increase) in non-current receivables, other assets, other liabilities	74	64	65	(147)
Decrease in provisions	(89)	(325)	(440)	(759)
Other items	(69)	(99)	(99)	120
Interest paid	(29)	(49)	(265)	(311)
Interest received	12	13	48	48
Dividends received from investments in associates	11	15	17	48
Income taxes paid	(44)	(87)	(280)	(420)

Net cash provided by (used for) operating activities	956	1,076	1,167	1,904

Cash flows from investing activities
Net capital expenditures	(216)	(233)	(842)	(831)
Purchase of intangible assets	(24)	(28)	(121)	(108)
Expenditures on development assets	(85)	(91)	(314)	(318)
Capital expenditures on property, plant and equipment	(178)	(129)	(522)	(443)
Proceeds from sale of property, plant and equipment	71	15	115	38
Net proceeds from (cash used for) derivatives and current financial assets	6	(1)	(72)	(120)
Purchase of other non-current financial assets	(5)	(29)	(21)	(61)
Proceeds from other non-current financial assets	15	11	53	16
Purchase of businesses, net of cash acquired	(12)	(4)	(1,116)	(202)
Net proceeds from sale of interests in businesses, net of cash disposed of	(4)	31	57	31

Net cash used for investing activities	(216)	(225)	(1,941)	(1,167)

Cash flows from financing activities
Proceeds from issuance (payments) of short-term debt	37	(195)	1,241	(1,319)
Principal payments on short-term portion of long-term debt	(23)	(302)	(104)	(362)
Proceeds from issuance of long-term debt	30	39	94	1,304
Re-issuance of treasury shares	7	26	81	80
Purchase of treasury shares	(108)	(86)	(506)	(606)
IPO Philips Lighting proceeds				863
IPO Philips Lighting transaction costs paid				(38)
Dividend paid to shareholders of Koninklijke Philips N.V.			(298)	(330)
Dividends paid to non-controlling interests		(1)		(12)

Net cash provided by (used for) financing activities	(57)	(519)	508	(420)

Net cash provided by (used for) continuing operations	683	332	(266)	317

Cash flows from discontinued operations
Net cash provided by (used for) operating activities	67	113	79	268

Net cash provided by (used for) discontinued operations	67	113	79	268

Net cash provided by (used for) continuing and discontinued operations	750	445	(187)	585
Effect of change in exchange rates on cash and cash equivalents	(9)	30	80	(17)
Cash and cash equivalents at the beginning of the period	1,025	1,859	1,873	1,766

Cash and cash equivalents at the end of the period	1,766	2,334	1,766	2,334

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

16	Quarterly report Q4 2016

Condensed consolidated statement of changes in equity

Condensed consolidated statement of changes in equity

in millions of EUR

	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	available- for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholders’ equity	non-controlling interests	total equity

January to December 2016

Balance as of December 31, 2015	186	2,669	8,040	4	1,058	56	12	(363)	11,662	118	11,780

Total comprehensive income (loss)			1,384	(4)	191	(20)	(1)		1,550	73	1,623

Dividend distributed	4	398	(732)						(330)		(330)
IPO Philips Lighting			125		(15)		(1)		109	716	825
Purchase of treasury shares								(589)	(589)		(589)
Re-issuance of treasury shares		(122)	(35)					231	74		74
Share call options			(103)					90	(13)		(13)
Cancellation of treasury shares	(4)		(446)					450	—		—
Share-based compensation plans		119							119		119
Income tax share-based compensation plans		19							19		19

Total other equity movements	—	414	(1,191)	—	(15)	—	(1)	182	(611)	716	105

Balance as of December 31, 2016	186	3,083	8,233	—	1,234	36	10	(181)	12,601	907	13,508

Quarterly report Q4 2016	17

Segments and main countries

Sales and income (loss) from operations

in millions of EUR unless otherwise stated

	Q4 2015			Q4 2016
	sales	income from operations		sales	income from operations
			as a % of sales			as a % of sales
Personal Health	2,041	266	13.0%	2,165	347	16.0%
Diagnosis & Treatment	1,975	155	7.8%	2,032	260	12.8%
Connected Care & Health Informatics	916	112	12.2%	955	171	17.9%
HealthTech Other	126	7		153	(87)
Lighting	2,037	78	3.8%	1,934	136	7.0%
Legacy Items	—	(456)		1	(1)

Philips	7,095	162	2.3%	7,240	826	11.4%

Sales and income (loss) from operations

in millions of EUR unless otherwise stated

	January to December
	2015			2016
	sales	income from operations		sales	income from operations
			as a % of sales			as a % of sales
Personal Health	6,751	736	10.9%	7,099	953	13.4%
Diagnosis & Treatment	6,484	322	5.0%	6,686	546	8.2%
Connected Care & Health Informatics	3,022	173	5.7%	3,158	275	8.7%
HealthTech Other	503	49		478	(129)
Lighting	7,438	334	4.5%	7,094	432	6.1%
Legacy Items	46	(622)		1	(195)

Philips	24,244	992	4.1%	24,516	1,882	7.7%

Sales

in millions of EUR

	sales
	January to December
	2015	2016
Netherlands	639	688
United States	7,522	7,713
China	2,774	2,811
Germany	1,357	1,372
Japan France	992	1,134
India	806	833
Other countries	845	804
Philips	9,309	9,161

	24,244	24,516

18	Quarterly report Q4 2016

Reconciliation of non-GAAP performance measures

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, reconciliations to the most directly comparable IFRS measures are presented.

The Lighting segment results differ from the stand-alone Philips Lighting reporting mainly due to the exclusion of intercompany sales and the reporting within Legacy Items of Philips Lighting separation costs incurred in 2016.

Sales growth composition

in %

	Q4				January to December
	comparable growth	currency effects	consolidation changes	nominal growth	comparable growth	currency effects	consolidation changes	nominal growth

2016 versus 2015
Personal Health	7.2	(1.1)	0.0	6.1	7.2	(2.0)	0.0	5.2
Diagnosis & Treatment	3.0	(0.1)	0.0	2.9	3.6	(0.9)	0.4	3.1
Connected Care & Health Informatics	4.0	0.4	(0.1)	4.3	4.5	(0.1)	0.1	4.5
HealthTech Other	21.2	0.2	0.0	21.4	(5.0)	0.0	0.0	(5.0)
Lighting	(2.9)	(1.5)	(0.7)	(5.1)	(2.3)	(2.1)	(0.2)	(4.6)

Philips	3.0	(0.8)	(0.2)	2.0	2.7	(1.4)	(0.2)	1.1

Adjusted EBITA to Income from operations

in millions of EUR

	Q4							January to December
	Adjusted EBITA	Other items	Restructuring and acquisition related charges	EBITA (or Adjusted income from operations)	Amortization of intangibles	Impairment of goodwill	Income from operations	Adjusted EBITA	Other items	Restructuring and acquisition related charges	EBITA (or Adjusted income from operations)	Amortization of intangibles	Impairment of goodwill	Income from operations
2016
Personal Health	394		(13)	381	(34)		347	1,108		(16)	1,092	(139)		953
Diagnosis & Treatment	284		(15)	269	(9)		260	631		(37)	594	(48)		546
Connected Care & Health Informatics	177	15	(8)	184	(13)		171	324	12	(14)	322	(46)	(1)	275
HealthTech Other	(29)	(26)	(28)	(83)	(4)		(87)	(66)	(26)	(28)	(120)	(9)		(129)
Lighting	190	1	(28)	163	(27)		136	647	14	(119)	542	(108)	(2)	432
Legacy Items	(15)	14	1	—	(1)		(1)	(76)	(120)	1	(195)	—		(195)

Philips	1,001	4	(91)	914	(88)		826	2,568	(120)	(213)	2,235	(350)	(3)	1,882
2015
Personal Health	351	(13)	(35)	303	(37)		266	966	(44)	(37)	885	(149)		736
Diagnosis & Treatment	221	(7)	(41)	173	(18)		155	515	(7)	(131)	377	(55)		322
Connected Care & Health
Informatics	165	(1)	(37)	127	(15)		112	294	(29)	(38)	227	(54)		173
HealthTech Other	(30)	37	5	12	(5)		7	8	37	19	64	(15)		49
Lighting	162	(14)	(43)	105	(28)	1	78	552	(14)	(97)	441	(107)		334
Legacy Items	(27)	(431)	1	(457)	1		(456)	(95)	(528)	1	(622)	—		(622)

Philips	842	(429)	(150)	263	(102)	1	162	2,240	(585)	(283)	1,372	(380)		992

Adjusted EBITA is defined as Income from operations (EBIT) excluding amortization of acquired intangible assets, impairment of goodwill and other intangible assets, restructuring charges, acquisition-related costs and other significant items.

Quarterly report Q4 2016	19

Reconciliation of non-GAAP performance measures (continued)

Composition of cash flows

in millions of EUR

	Q4		January to December
	2015	2016	2015	2016
Cash flows provided by (used for) operating activities Cash	956	1,076	1,167	1,904
flows used for investing activities	(216)	(225)	(1,941)	(1,167)

Cash flows before financing activities	740	851	(774)	737

Cash flows provided by (used for) operating activities Net	956	1,076	1,167	1,904
capital expenditures:	(216)	(233)	(842)	(831)
Purchase of intangible assets Expenditures	(24)	(28)	(121)	(108)
on development assets	(85)	(91)	(314)	(318)
Capital expenditures on property, plant and equipment Proceeds	(178)	(129)	(522)	(443)
from sale of property, plant and equipment	71	15	115	38

Free cash flows	740	843	325	1,073

Net operating capital to total assets

in millions of EUR

	December 31, 2015	December 31, 2016
Net operating capital (NOC)	11,096	11,773
Exclude liabilities comprised in NOC:
- payables/liabilities	8,622	8,992
- provisions	4,243	3,606
Include assets not comprised in NOC:
- investments in associates	181	190
- other current financial assets	12	101
- other non-current financial assets	489	335
- deferred tax assets	2,758	2,792
- cash and cash equivalents	1,766	2,334
Assets classified as held for sale	1,809	2,180

Total assets	30,976	32,303

Composition of net debt and group equity

in millions of EUR unless otherwise stated

	December 31, 2015	December 31, 2016

Long-term debt	4,095	4,021
Short-term debt	1,665	1,585

Total debt	5,760	5,606
Cash and cash equivalents	1,766	2,334

Net debt (total debt less cash and cash equivalents)	3,994	3,272

Shareholders’ equity	11,662	12,601
Non-controlling interests	118	907

Group equity	11,780	13,508

Net debt and group equity	15,774	16,780

Net debt divided by net debt and equity (in %)	25%	19%
Equity divided by net debt and equity (in %)	75%	81%

20	Quarterly report Q4 2016

Philips statistics

in millions of EUR unless otherwise stated

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Sales	5,339	5,974	5,836	7,095	5,517	5,861	5,898	7,240
Comparable sales growth %	2%	3%	2%	2%	3%	3%	2%	3%

Gross margin	2,116	2,495	2,422	2,823	2,266	2,538	2,603	3,205
as a % of sales	39.6%	41.8%	41.5%	39.8%	41.1%	43.3%	44.1%	44.3%

Selling expenses	(1,341)	(1,440)	(1,390)	(1,644)	(1,418)	(1,427)	(1,411)	(1,632)
as a % of sales	(25.1)%	(24.1)%	(23.8)%	(23.2)%	(25.7)%	(24.3)%	(23.9)%	(22.5)%

G&A expenses	(214)	(224)	(241)	(530)	(189)	(234)	(203)	(219)
as a % of sales	(4.0)%	(3.7)%	(4.1)%	(7.5)%	(3.4)%	(4.0)%	(3.4)%	(3.0)%

R&D expenses	(436)	(483)	(471)	(537)	(470)	(501)	(514)	(536)
as a % of sales	(8.2)%	(8.1)%	(8.1)%	(7.6)%	(8.5)%	(8.5)%	(8.7)%	(7.4)%

EBIT	139	349	342	162	199	376	481	826
as a % of sales	2.6%	5.8%	5.9%	2.3%	3.6%	6.4%	8.2%	11.4%

EBITA	230	450	429	263	290	464	567	914
as a % of sales	4.3%	7.5%	7.4%	3.7%	5.3%	7.9%	9.6%	12.6%

Net income (loss)	100	274	324	(39)	37	431	383	640

Net income (loss) attributable to shareholders	99	272	319	(45)	32	420	370	626

Net income (loss) - shareholders per common share in EUR - diluted	0.11	0.30	0.34	(0.05)	0.03	0.46	0.40	0.67

	2015				2016
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	5,339	11,313	17,149	24,244	5,517	11,378	17,276	24,516
Comparable sales growth %	2%	3%	2%	2%	3%	3%	3%	3%

Gross margin	2,116	4,611	7,033	9,856	2,266	4,804	7,407	10,612
as a % of sales	39.6%	40.8%	41.0%	40.7%	41.1%	42.2%	42.9%	43.3%

Selling expenses	(1,341)	(2,781)	(4,171)	(5,815)	(1,418)	(2,845)	(4,256)	(5,888)
as a % of sales	(25.1)%	(24.6)%	(24.3)%	(24.0)%	(25.7)%	(25.0)%	(24.6)%	(24.0)%

G&A expenses	(214)	(438)	(679)	(1,209)	(189)	(423)	(626)	(845)
as a % of sales	(4.0)%	(3.9)%	(4.0)%	(5.0)%	(3.4)%	(3.7)%	(3.6)%	(3.4)%

R&D expenses	(436)	(919)	(1,390)	(1,927)	(470)	(971)	(1,485)	(2,021)
as a % sales	(8.2)%	(8.1)%	(8.1)%	(7.9)%	(8.5)%	(8.5)%	(8.6)%	(8.2)%

EBIT	139	488	830	992	199	575	1,056	1,882
as a % of sales	2.6%	4.3%	4.8%	4.1%	3.6%	5.1%	6.1%	7.7%

EBITA	230	680	1,109	1,372	290	754	1,321	2,235
as a % of sales	4.3%	6.0%	6.5%	5.7%	5.3%	6.6%	7.6%	9.1%

Net income	100	374	698	659	37	468	851	1,491

Net income attributable to shareholders	99	371	690	645	32	452	822	1448

Net income - shareholders per common share in EUR - diluted	0.11	0.40	0.75	0.70	0.03	0.49	0.89	1.56

Net income from continuing operations as a % of shareholders’ equity	2.4%	5.3%	6.5%	3.6%	0.5%	4.6%	6.4%	9.2%

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	910,616	925,277	921,181	917,104	913,011	927,316	924,271	922,437

Shareholders’ equity per common share in EUR	12.50	12.32	12.43	12.72	12.35	12.39	12.57	13.66

Inventories as a % of sales 1,2)	17.3%	17.0%	16.8%	14.3%	14.8%	15.2%	15.4%	13.8%

Net debt : equity ratio	26:74	28:72	28:72	25:75	27:73	24:76	24:76	19:81

Net operating capital	10,977	11,397	11,427	11,096	11,118	11,445	11,571	11,874
Total employees	115,970	114,606	114,380	112,959	114,021	113,356	113,627	114,731
of which discontinued operations	8,334	8,689	8,812	8,755	8,913	9,158	9,531	9,508
of which third-party workers	13,930	13,796	13,338	12,189	12,250	11,604	11,822	12,774

1)	Sales is calculated over the preceding 12 months
2)	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

Quarterly report Q4 2016	21

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